Exhibit 99.3

Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in Registration Statement Nos. 333-126038, 333-126039, 333-126040, 333-151243, 333-151251, 333-174376 and 333-181116 on Form S-8 of our reports dated February 14, 2013 relating to the consolidated financial statements of Goldcorp Inc. and the effectiveness of Goldcorp Inc.’s internal control over financial reporting appearing in this Current Report on Form 6-K of Goldcorp Inc. filed on February 14, 2013.

/s/ Deloitte LLP

Independent Registered Chartered Accountants

Vancouver, Canada

February 14, 2013